Filed Pursuant to Rule 433
Registration No. 333-168879
May 24, 2011
PRICING TERM SHEET
GATX Corporation 4.850% Senior Notes due 2021

Issuer:	GATX Corporation

Security:	4.850% Senior Notes due 2021

Size:	$250,000,000

Maturity Date:	June 1, 2021

Coupon:	4.850%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2011

Price to Investors:	99.835%

Benchmark Treasury:	UST 3.125% due May 15, 2021

Benchmark Treasury Yield:	3.121%

Spread to Benchmark Treasury:	175 bps

Make-Whole Spread (used to calculate Make-Whole Amount):	30 bps

Expected Settlement Date:	May 27, 2011 (T+3)

CUSIP / ISIN:	361448 AL7 / US361448AL76

Anticipated Ratings:	Baa1 (stable outlook) by Moody’s Investors Service, Inc.
BBB (stable outlook) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lead Manager:	Morgan Stanley & Co. Incorporated

Co-Managers:	BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
Mizuho Securities USA Inc.
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.